Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People Republic of China

June 21, 2006

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:     Winner Medical Group Inc.
Amendment to Registration Statement on Form SB-2
File Number: 333-130473
Filed: May 15, 2006

On behalf of Winner Medical Group Inc. (“Winner” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 25, 2006, providing the Staff’s comments with respect to the above referenced amendment to registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Business, page 26

1.
We note the repeated use of the word "compliance" and variations thereof throughout the Regulation subsection. The word "compliance" is a term of art for the FDA and is a determination derived out established regulatory procedures followed by FDA. This means that whether or not a firm is in "compliance" with FDA requirements is a determination that can only be made by FDA. However, you may state something to the effect that as of such date, your products are not the subject of an open recall or the subject of any current enforcement action initiated by FDA.

Winner Response: We have deleted the references to “compliance” as that term pertains to FDA regulations in the Registration Statement per the Staff’s comments.

Management, page 40

2.	Please disclose the business of the companies with which Richard Goodner is associated.

Winner Response: We have revised the Registration Statement to provide the business of the companies with which Mr. Goodner is associated. The Registration Statement now provides the following:

Mr. Goodner has been our director since May 8, 2006. Mr. Goodner has served as Vice President - Legal Affairs and General Counsel of U.S. Home Systems, Inc., a NASDAQ listed company that is engaged in the business of home improvement and consumer finance, since June 2003. From 1997 to June 2003, he was a partner in the Dallas, Texas law firm of Jackson Walker, L.L.P. He also serves as a director of China BAK Battery, Inc., a company that is engaged in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries. Mr. Goodner has practiced in the area of corporate and securities law for over 35 years and has represented numerous public and private companies in a range of general corporate and securities matters.

Executive Compensation, page 42

3.	Please reflect the dividends paid to Mr. Li in the executive compensation table.

Winner Response:  We have revised the executive compensation table to reflect that Mr. Li received $575,527.84 in 2005.

4.	Awards or grants under the 2006 Equity Incentive Plan should be discussed. See the disclosure on page 2, for example.

Winner Response: We have revised the executive compensation section to discuss the awards and grants under the 2006 Equity Incentive Plan. The Registration Statement now provides:

No stock options or stock appreciation rights were awarded during the fiscal year ended July 31, 2005. On April 18, 2006, our Board of Directors adopted a 2006 Equity Incentive Plan pursuant to which we may grant equity incentives in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance grants, and stock bonuses to our and our affiliates’ employees, officers, directors, consultants, independent contractors and advisors. We have reserved 5,000,000 shares of our common stock for issuance pursuant to this plan. On April 21, 2006, we issued 40,800 shares of our common stock to 223 employees in accordance with this plan. The 2006 Equity Incentive Plan has been filed as an exhibit to the Registration Statement on Form S-8 filed on April 19, 2006.

Certain Relationships and Related Transactions, page 44

5.	Concerning the dividend discussed at the bottom of page 45, please identify the "board of directors" of the subsidiary, Winner Group Limited.

Winner Response: Mr. Jianquan Li is the sole director of Winner Group Limited. We have revised the Registration Statement accordingly.

6.	As previously requested, please define "ratable" dividend.

Winner Response: We use “ratable dividend” to mean that the amount of dividend received by each stockholder of Winner Group Limited is in proportion to their ownership of Winner Group Limited. For clarity, we have deleted the word “ratable” from the Registration Statement. The Registration Statement now provides that:

On August 20, 2005, the board of directors of our subsidiary, Winner Group Limited, declared a dividend in the amount of $1,856,831.62 and $15,918.38, to Mr. Jianquan Li, our CEO, President and director, and Mr. Xiuyuan Fang, our CFO, Vice President, Treasurer and director, respectively. Such amounts are in proportion to the 99.15% and 0.85% of ownership of Winner Group Limited owned by Mr. Li and Mr. Fang, respectively. We paid Jianquan Li $500,527.84 and $500,000 in December 2005 and January 2006, respectively. We paid Xiuyuan Fang $15,918.38 in May 2006. The rest of the dividend in the amount of $856,303.78 will be paid to Mr. Li before December 2006 without interest. Messrs. Li and Fang were the only shareholders of Winner Group Limited when such dividend was declared. Mr. Li is the sole director of Winner Group Limited.

Security Ownership of Certain Beneficial Owners and Management, page 49

7.	Concerning footnote 3 to the table, it is assumed that Barry Kitt is the sole owner of Pinnacle China Fund. If not, please elaborate.

Winner Response: We have revised the Registration Statement to provide that: “Barry Kitt is the sole officer of Pinnacle China Advisors, L.P. which is the general partner of Pinnacle China Fund, L.P. There are approximately 60 limited partners in Pinnacle China Fund, L.P. Mr. Kitt beneficially owned less than 11% as of December 31, 2005.”

Note 12 - Commitments and Contingencies. page F-13

8.
We note your response to prior comments nine and ten. Please expand your disclosure to include the material terms of any registration rights agreements relating to the warrants in the interim financial statements for the six months ended March 31, 2006. We note that Section 3(b) of the consulting agreement refers to unlimited piggyback registration rights.

Winner Response:  We entered into a one year consulting agreement with Heritage Management Consultants, Inc. (“Heritage”) which became effective in January 2006 and was later amended in May 2006.

Pursuant to the agreement, as amended, Heritage will assist us in meeting our obligations as a U.S. publicly traded company in exchange for an annual compensation of $175,000 and 50,000 restricted shares of our common stock which shall be delivered on or before July 31, 2006. The shares shall be restricted stock and the certificate representing the shares shall bear a customary legend referring to the Securities Act of 1933. Heritage is prohibited from trading these shares during the term of the agreement if these shares become freely tradable during the term.

We agree to file with the Commission a Registration Statement on Form S-8 registering the sale by Heritage and its assignees of the Proposed Shares (the “Resale Registration Statement”) before December 31, 2006.

Following a modification of the compensation terms to the agreement, the previously mentioned registration rights relating to the warrants will no longer be applicable. Accordingly, we have revised the disclosure note to the interim financial statements for the six months ended March 31, 2006.

9.	Please revise your disclosure to include the major valuation assumptions for the warrants under the Black-Scholes model at the date of issuance and at each subsequent valuation date.

Winner Response: As mentioned under our response to comment No. 8 above, a modification of the compensation terms to the consulting agreement on May 30, 2006 caused the valuation issue for warrants to no longer be applicable. We have revised the disclosure note to the interim financial statements for the six months ended March 31, 2006.

10.
Please revise your disclosure to state how the compensation expense relating to the warrants will be measured and allocated over the service period. Note that because the warrants contain vesting provisions, we believe that EITF 96-18 requires the fair value of the warrants to be remeasured at each balance sheet date until the award is fully vested.

Winner Response: We have revised the disclosure note to the interim financial statements for the six months ended March 31, 2006 as appropriate.

11.
After the required performance under the consulting agreement is complete, as discussed in paragraph 3 of EITF 00-19, the warrants will be required to be evaluated for classification as liability or equity. Please tell us whether you believe that the warrants would continue to be classified as equity under EITF 00-19, and if so, why you believe that each of the conditions in paragraphs 12-32 of EITF 00-19 for equity classification will be met. Revise your disclosures regarding the warrants as appropriate.

Winner Response: As mentioned under our response to comment No. 8 above, a modification of the compensation terms to the consulting agreement on May 30, 2006 caused 50,000 shares of common stock to be issued to Heritage, as a result, EITF 00-19 would be considered not applicable. According to the May 2006 amended agreement, trading of these awarded shares are restricted until the required performance under the consulting agreement is complete, thus the shares value measurement date should coincide with the ending date of the contract. The Company will need to remeasure the fair value of shares offered to Heritage at each balance sheet date until the required performance under the consulting agreement is complete.

Item 27. Exhibits

12.	As a wholly-owned subsidiary, it is not clear why Winner Group Limited is not included on exhibit 21. Please advise.

Winner Response: We have revised exhibit 21 to include Winner Group Limited.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186 - 755) 28138888 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Winner Medical Group Inc.

By:	/s/ Jianquan Li
Jianquan Li Chief Executive Officer